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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                             BARNEYS NEW YORK, INC.
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                                (Name of Issuer)

  COMMON STOCK, PAR VALUE $0.01 PER SHARE              06808T-10-7
  ---------------------------------------   ------------------------------------
    (Title of Class of Securities)                     (CUSIP Number)

                             STEPHEN N. LIPTON, ESQ.
                              2100 SOUTH OCEAN LANE
                                   SUITE 1103
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954) 524-8811
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                  (Name, Address and telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 20, 2004
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             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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

-------------------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 06808T 107                                              13D                                          Page 2 of 4
-------------------------------------------------------------          -------------------------------------------------------------
-------------- ---------------------------------------- ----------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                 Howard Socol

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     Not Applicable
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- ---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        00

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- ------- -------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                                             United States
----------------------- ----- ------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:
        SHARES                                                              0
                        ----- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:
       OWNED BY                                                             0
                        ----- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:
      REPORTING                                                             0
                        ----- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                     0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                0

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               0

-------------- ---------------------------------------- ----------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- ----------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on February 7, 2003, as amended by Amendment No. 1 filed on January 7, 2004, by Howard Socol (the "Reporting Person" or "Mr. Socol"), for and on behalf of himself, with respect to his ownership of common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.

               The responses to Item 4 (Purpose of Transaction) and Item 5 (Interest in Securities of the Issuer) are hereby amended as follows:

Item 4.       Purpose of Transaction.
              ----------------------

               As previously reported, on November 10, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones") and Flintstone Acquisition Corp., a Delaware corporation ("Merger Sub"). Pursuant to the Merger Agreement, on December 20, 2004, Merger Sub merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger. Upon completion of the Merger, the Company became a wholly owned indirect subsidiary of Jones and each holder of Common Stock became entitled to receive $19.00 per share in cash, without interest. Consequently, the Reporting Person is no longer the beneficial owner of any shares of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

               (a) The information in Rows (11) through (13) of the cover pages of this Amendment No. 2 is incorporated herein by reference. As of December 20, 2004, the Reporting Person no longer beneficially own any shares of Common Stock.

               (b) The information in (i) Rows (7) through (10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof is incorporated herein by reference.

               (c) The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

               (d) Not applicable.

               (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on December 20, 2004.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20,  2004



                                                        /s/ Howard Socol
                                                        ------------------------
                                                        Howard Socol









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